# SEC Schedule 13D/A (Amendment No. 23) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DSS, INC., CIK 0000771999
CUSIP: 26253C201
Title of class of securities: Common Stock, par value $0.02 per share
Address of issuer's principal executive offices: 275 Wiregrass Pkwy, West Henrietta, New York (NY), 14586
Date of event which requires filing of this statement: 06/03/2026
Filed by CIK 0001261725
Persons authorized to receive notices and communications: Heng Fai Ambrose Chan, 9 Temasek Boulevard #16-04,, Suntec Tower, Singapore, Singapore (U0), 038989, 011 65 6333 9181

## Reporting persons
- Heng Fai Ambrose Chan (CIK 0001261725): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 26,464,246; shared voting power 0; sole dispositive power 26,464,246; shared dispositive power 0; aggregate amount beneficially owned 26,464,246 (86.8% of the class)
  Comment: (1) The beneficial ownership of Heng Fai Ambrose Chan includes 26,464,246 shares of the Issuer's common stock, consisting of (a) 1,002,978 shares of common stock held by Heng Fai Holdings Limited, an entity controlled by Heng Fai Ambrose Chan; (b) 1,184,475 shares of common stock held by Heng Fai Ambrose Chan directly; (c) 311,634 shares of common stock held by Global Biomedical Pte. Ltd., a subsidiary of Alset International Limited; (d) 2,581,268 shares of common stock and a convertible promissory note in the amount of $500,000 held by Alset Inc. and initially convertible into 581,395 shares of the Issuer's common stock; and (e) 1,068,309 shares of common stock, a convertible promissory note in the amount of $2,450,000 initially convertible into 3,310,811 shares at a conversion price of $0.74 per share, and common stock purchase warrants to purchase up to 16,554,055 shares held by Alset International Limited, a subsidiary of Alset Inc. (2) Based on 10,042,518 shares of the common stock of the Issuer outstanding as of July 9, 2026.
- Alset Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 24,407,472; shared voting power 0; sole dispositive power 24,407,472; shared dispositive power 0; aggregate amount beneficially owned 24,407,472 (80% of the class)
  Comment: (1) Includes 2,581,268 shares of common stock and a convertible promissory note in the amount of $500,000 held by Alset Inc. and initially convertible into 581,395 shares of the Issuer's common stock; 311,634 shares of common stock held by Global Biomedical Pte. Ltd., a subsidiary of Alset International Limited; and 1,068,309 shares of common stock, a convertible promissory note in the amount of $2,450,000 initially convertible into 3,310,811 shares at a conversion price of $0.74 per share, and common stock purchase warrants to purchase up to 16,554,055 shares held by Alset International Limited, a subsidiary of Alset Inc. (2) Based on 10,042,518 shares of the common stock of the Issuer outstanding as of July 9, 2026.
- Global Biomedical Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 311,634; shared voting power 0; sole dispositive power 311,634; shared dispositive power 0; aggregate amount beneficially owned 311,634 (3.1% of the class)
  Comment: Based on 10,042,518 shares of the common stock of the Issuer outstanding as of July 9, 2026.
- Alset International Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 21,244,809; shared voting power 0; sole dispositive power 21,244,809; shared dispositive power 0; aggregate amount beneficially owned 21,244,809 (71% of the class)
  Comment: (1) includes 1,068,309 shares of common stock, a convertible promissory note in the amount of $2,450,000 initially convertible into 3,310,811 shares at a conversion price of $0.74 per share, and common stock purchase warrants to purchase up to 16,554,055 shares. Based on 10,042,518 shares of the common stock of the Issuer outstanding as of July 9, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.02 per share
Name of issuer: DSS, INC.
Address of issuer's principal executive offices: 275 Wiregrass Pkwy, West Henrietta, New York (NY), 14586

## Item 2. Identity and Background
Name of person filing: Heng Fai Ambrose Chan
Residence or business address: c/o Alset International Limited, 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore 038987
Present principal occupation or employment: Chairman and Chief Executive Officer, Alset International Limited, 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore 038987
Citizenship: Singapore

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On March 26, 2026 the Issuer issued a convertible promissory note (the "Convertible Promissory Note") to Alset International Limited in the amount of $2,450,000 which became convertible on June 3, 2026. Under the terms of the Convertible Promissory Note, Alset International Limited may convert outstanding principal and interest into shares of the Issuer's common stock at a conversion price of either (i) $0.74 per share, or (ii) if while the Convertible Promissory Note is outstanding, the Issuer sells or issues any other convertible instruments on terms that differ from the Convertible Promissory Note, the Holder may elect to exchange the Convertible Promissory Note for such convertible instrument based on the Convertible Promissory Note's principal balance plus any accrued but unpaid interest. On March 26, 2026 the Issuer issued common stock purchase warrants (the "Warrants") to Alset International Limited to purchase up to 16,554,055 shares of the Issuer's common stock at an exercise price of $0.93 per share, which became exercisable on June 3, 2026. The Warrants expire on March 26, 2031.

## Item 4. Purpose of Transaction
Purpose of transaction: On March 26, 2026 the Issuer issued a convertible promissory note (the "Convertible Promissory Note") to Alset International Limited in the amount of $2,450,000 which became convertible on June 3, 2026. Under the terms of the Convertible Promissory Note, Alset International Limited may convert outstanding principal and interest into shares of the Issuer's common stock at a conversion price of either (i) $0.74 per share, or (ii) if while the Convertible Promissory Note is outstanding, the Issuer sells or issues any other convertible instruments on terms that differ from the Convertible Promissory Note, the Holder may elect to exchange the Convertible Promissory Note for such convertible instrument based on the Convertible Promissory Note's principal balance plus any accrued but unpaid interest. On March 26, 2026 the Issuer issued common stock purchase warrants (the "Warrants") to Alset International Limited to purchase up to 16,554,055 shares of the Issuer's common stock at an exercise price of $0.93 per share, which became exercisable on June 3, 2026. The Warrants expire on March 26, 2031.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 10,042,518 shares of Common Stock outstanding as of July 9, 2026, as reported by the Issuer to the Reporting Persons. The percentages of beneficial ownership were determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 10,042,518 shares of Common Stock outstanding as of July 9, 2026, as reported by the Issuer to the Reporting Persons. The percentages of beneficial ownership were determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.
Transactions in the class effected during the past sixty days: There were no other transactions effected in the last 60 days by the Reporting Person except for the transactions which are the subject of this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement between Heng Fai Chan, Global Biomedical Pte. Ltd. and Alset Inc., incorporated by reference to Amendment No. 13 to the Schedule 13D filed on September 20, 2021.

## Signatures
- Heng Fai Ambrose Chan: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, an Individual (07/09/2026)
- Alset Inc.: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, Chief Executive Officer, Alset Inc. (07/09/2026)
- Global Biomedical Pte. Ltd.: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, Director, Global Biomedical Pte. Ltd. (07/09/2026)
- Alset International Limited: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, Chief Executive Officer, Alset International Limited (07/09/2026)